Exhibit 99.1

October 31, 2014

ASX Release:

CHAIRMAN’S QUARTERLY REVIEW SEPTEMBER 2014

HIGHLIGHTS:

Blue Nation Review (BNR) Apps strongly performing – 220,000+ downloads (iOS and Android) and counting; reaching global Top 10 iTunes news apps

Initial REC*IT launch 110,000+ downloads – user metrics significantly better than anticipated

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi

Acquisition of Tagroom

4 new Apps in development

Over 5 million unique monthly user sessions across all platforms so far

Dear Shareholders,

I am pleased to report that the September quarter has been a very important and positive period for your Company. We have successfully launched REC*IT, the BNR Apps, established new headquarters in Virginia USA and progressed well along the path to releasing more products over the next two quarters. We are also establishing key partnerships with several other media companies, expanding existing relationships and building key technical IP within our mobile advertising operations in New York.

MOKO is also developing new relationships in the broader media space and the political arena on both sides of the political spectrum. This has been with new and existing partners and we expect to announce more details regarding these expanding alliances in the coming quarter.

About a year ago MOKO stated that REC*IT would expand beyond ACIS and target 600 US colleges, that the company would list on NASDAQ, that the company would move its operations to the US, that new products would target the professional sports and fitness industry and that we would seek digital media partners and web assets looking to mobilize around communities.

All these undertakings have not only been accomplished, but exceeded. The REC*IT roll out is occurring at over 850 US colleges, the company undertook the onerous process of successfully listing on NASDAQ and the company’s core operations including CEO Ian Rodwell have re-located to the US.

MOKO has been a hotbed of product genesis. RunHaven and RaceAdvizor will imminently launch. BlueNationReview has only recently been launched and its growth is exponential. Other new products on the verge are VOYCIT, Speakiesy and Tagroom. While last year the tone was to seek digital media partners, the mode of MOKO has been to drive the initiative and build products largely from scratch while employing leaders in these fields.

REC*IT

As mentioned in the Annual Report, REC*IT has been officially launched and although it is still early in the academic cycle, the user metrics of REC*IT have exceeded all expectations. When in the design phase late last year the number one and two questions were; can we actually build the App (and will it work) and will the students even use it? If the students actually want to use REC*IT, then it will simply become a marketing task.

In answer to the first question, yes, we have completed building the REC*IT App. In relation to student usage, although still only early in the university semester programs, REC*IT usage statistics have proven that students are definitely using it! REC*IT has already generated over 10 million App page views with 98% of users returning multiple times in the second month. The industry averages according to Flurry Analytics/Yahoo, show the average retention rate of a returning user for any App is only around 57% in the second month. The average user session time – meaning how long a student spends looking at REC*IT each visit – is about 5 minutes. Again, we point out that this is still early days for REC*IT, but it’s heading in the right direction.

Now that we have established REC*IT’s general acceptance with students, together with excellent user metrics, we are beginning the expansion of the advertising elements within REC*IT – we call them “ad-units”. This means we are about to integrate a variety of new advertising elements within the App that we anticipate will attract new advertisers at premium rates. These so called ad-units are imbedded within the App and cannot be turned off or avoided. Some people have wondered if advertising in an App like REC*IT will be ignored, blocked or lack value. So far, and with only early testing with basic ad units, users are showing willingness to explore the advertisements.

The general industry average click-through rate to advertisements is around 0.5% while REC*IT is showing around 5.2% on the iPhone version. This is an extremely promising indication of the potential once we integrate all the new ad units.

Originally, we anticipated that REC*IT would be skewed largely male, yet so far the gender split is 54% male and 46% female, demonstrating REC*IT has student-wide appeal. It is important to note that many campus activities are still yet to commence. Basketball for example, one of the more popular intramural sports, does not start until November in most school calendars. Some of the larger flag football programs do not start until January. As such REC*IT is still considered to be in its roll-out phase.

This week we will begin a series of on-campus “brand ambassador” programs where the REC*IT team will physically attend home-coming games and various other student activities on many of the larger US campuses to introduce REC*IT directly to students. In November we will conduct college fraternity promotions and expand the brand presence of REC*IT in preparation for the spring semester in January.

Blue Nation Review (BNR)

We are very pleased with the progress of BNR with the App passing over 200,000 downloads and growing. The website, mobile site and Facebook pages are all achieving strong traffic and engagement. What is not seen from the public view of Facebook is the level of engagement, likes, comments and shares our BNR content receives each month. This is important because all the content hosted on the Facebook pages is redirected to our sites, thus driving these Facebook users into MOKO’s database. Users will use their Facebook accounts to log in and comment on articles and while they may not show on the sites, they are recorded within the Facebook analytics, which we share with our advertising partners.

To date our BNR and Progressive America Facebook pages have a combined fan base of over 700,000 and our posts reach over 10 million people every week. This translates to traffic into our sites of more than 4 million unique visits every month.

BNR is now working with partners on the conservative side of politics and we will be adding those content streams into the VOYCIT App that is scheduled to launch in November.

Other Product Development

MOKO’s second and bi-partisan political App VOYCIT is currently under development and due for launch in November. We have secured content feeds from one of Washington’s biggest conservative websites, DailyCaller.com to provide news feeds and content to counter balance the progressive content from BNR’s sources and foster debate.

We are also in the process of updating the RunHaven.com sites, which will be re-launched mid-November. The new sister site RaceAdvizor has also gone into production and is due for release in the first quarter 2015. The RunHaven/Raceadvizor team has been strengthened with the appointment of Jon Burns as Director of Content and Publishing. Jon comes from AOL and USAToday Sports group. Jon will oversee the implementation of the new products and will work closely with Bill Reifsnyder, our President of the RunHaven product group.

The Speakiesy development is well advanced and will be ready for pilot phase release in December. The plan is to run an initial launch at six key campuses across the US in January before launching wider across the 850+ REC*IT colleges.

Tagroom.com is being migrated to MOKO’s platform and the plan is to re-launch in the US at the end of November with new designs and native Apps scheduled for the new calendar year.

Advertising Revenues

Mobile advertising revenue for the group for the quarter was $1.158 million and although it is still in its infancy, BNR is starting to be a material contributor. The ad operations team is creating new ad units and implementing additional connections to new ad networks to grow those revenues over coming quarters. New REC*IT ad units won’t be integrated until late January and therefore is not expected to be a significant revenue contributor until the March quarter.

SUMMARY

MOKO now has a very significant portfolio of digital properties that collectively are already attracting a substantial audience. With three products live and four more scheduled for release by the March quarter, MOKO is in a great position. Our goal is to reach 10-15 million monthly unique users by the end of 2015 and we are well on our way with a current audience of more than 5 million. If we can achieve our objective, we expect to deliver strong shareholder value as the US market primarily values a company on its user base.

There is evidence to suggest that the US market values a user base of targeted monthly active users in the range of $40 to over $100 per user when assessing company valuation or capitalization. This is why we believe the NASDAQ listing and the relocation of our operations, together with a specific focus on building USA-centric social and digital products, is the best way for MOKO to achieve its maximum long-term value.

As stated in our annual report, MOKO is now much more than REC*IT. We have a clear and focused strategy to build a big audience of millions of monthly users across a portfolio of product groups that also enables cross-promotion and cross-pollination of content and databases. As we approach 2015 we are prepared and well resourced to drive our business plans and to become a major provider of targeted social applications in the US.

The Company has approximately $14.5 million cash reserves as at end of September, which the board considers adequate to execute its plans.

Greg McCann

Chairman

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

For more information contact:

Australia:	USA:
Rudi Michelson	Adam Handelsman
Monsoon Communications	SpecOps Communications
03 9620 3333	646 413 9401
rudim@monsoon.com.au	adam@specopscomm.com

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Name of entity
MOKO SOCIAL MEDIA LIMITED

ABN	Quarter ended (“current quarter”)
31 111 082 485	30 SEP 2014

Consolidated statement of cash flows

		Current	Year to date
Cash flows related to operating activities		quarter	(3 months)
		$A’000	$A’000
1.1	Receipts from customers	1,941	1,941

1.2	Payments for

	(a) staff costs	(1,670)	(1,670)
	(b) advertising and marketing	(906)	(906)
	(c) research & development	-	-
	(d) other working capital	(3,650)	(3,650)
	(e) other	-	-

1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	75 -	75 -
1.5	Interest and other costs of finance paid	(3)	(3)
1.6	Income taxes received/(paid)	(74)	(74)
1.7	Other (R&D grant received)	-	-

	Net operating cash flows	(4,287)	(4,287)

+ See chapter 19 for defined terms. 17/12/2010	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter $A’000	Year to date (3 months) $A’000
1.8	Net operating cash flows (carried forward)	(4,287)	(4,287)

Cash flows related to investing activities

1.9	Payment for acquisition of:
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(39)	(39)
	(e) other non-current assets	-	-

1.10	Proceeds from disposal of:
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
	(f) cash acquired on acquisition	-	-

1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (payment for product development cost)	-	-

	Net investing cash flows	(39)	(39)
1.14	Total operating and investing cash flows	(4,326)	(4,326)

Cash flows related to financing activities

1.15	Proceeds from issues of shares, options, etc (net)	8,473	8,473
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other	-	-
	Net financing cash flows	8,473	8,473

	Net increase/ (decrease) in cash held	4,147	4,147

1.21	Cash at beginning of quarter/year to date	9,878	9,878
1.22	Exchange rate adjustments to item 1.21	467	467

1.23	Cash at end of quarter	14,492	14,492

+ See chapter 19 for defined terms. Appendix 4C Page 2	17/12/2010

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	179

1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26	Explanation necessary for an understanding of the transactions

	1.24
	- Directors’ and associates’ remuneration	179
	- Services provided by Directors’ related entities	-

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
N/A

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms. 17/12/2010	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	14,492	9,878

4.2	Deposits at call	-	-

4.3	Bank overdraft	-	-

4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	14,492	9,878

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net/ (deficiency) assets
5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does give a true and fair view of the matters disclosed.

Sign here:	Date: 31 Oct 2014
Company Secretary

Print name: Andrew Bursill

+ See chapter 19 for defined terms. Appendix 4C Page 4	17/12/2010